Exhibit 2

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

Paramount Resources Ltd. (“Paramount” or the “Company”) is pleased to report its financial and operating results for the three months ended March 31, 2004.

The following discussion of financial position and results of operations should be read in conjunction with the interim unaudited consolidated financial statements and related notes for the three months ended March 31, 2004, as well as the audited consolidated financial statements and related notes and MD&A for the year ended December 31, 2003.

This MD&A contains forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. The forward-looking statements in this MD&A include statements with respect to, among other things: Paramount’s business strategy, Paramount’s intent to control marketing and transportation activities, reserve estimates, production estimates, hedging policies, asset retirement costs, the size of available income tax pools, the Company’s credit facility, the funding sources for the Company’s capital expenditure program, cash flow estimates, environmental risks faced by the Company and compliance with environmental regulations, commodity prices, and the impact of the adoption of various Canadian Institute of Chartered Accountants Handbook Sections and Accounting Guidelines.

Although Paramount believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on them because the Company can give no assurance that such expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including known and unknown risks and uncertainties inherent in the Company’s business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate and interest rate fluctuations, availability of services and supplies, market competition, uncertainties in the estimates of reserves, the timing of development expenditures, production levels and the timing of achieving such levels, the Company’s ability to replace and expand oil and gas reserves, the sources and adequacy of funding for capital investments, future growth prospects and current and expected financial requirements of the Company, the cost of future dismantlement and asset retirement, the Company’s ability to enter into or renew leases, the Company’s ability to secure adequate product transportation, changes in environmental and other regulations, the Company’s ability to extend its debt on an ongoing basis, and general economic conditions. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement. We undertake no obligation to update our forward-looking statements except as required by law.

Included in this MD&A are references to financial measures such as cash flow from operations (“cash flow”) and cash flow per share. While widely used in the oil and gas industry, these financial measures have no standardized meaning and are not defined by Canadian generally accepted accounting principles (“GAAP”). Consequently, these are referred to as non-GAAP financial measures. Cash flow appears as a separate caption on the Company’s consolidated statement of cash flows and is reconciled to net earnings. Paramount considers cash flow a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future growth through capital investment and to repay debt. Cash flow should not be considered an alternative to, or more meaningful than, net earnings as determined in accordance with GAAP as an indicator of the Company’s performance.

In this MD&A, certain natural gas volumes have been converted to barrels of oil equivalent (Boe) on the basis of six thousand cubic feet (Mcf) to one barrel (Bbl). Boe may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf=1 Bbl is based on an energy equivalency conversion method, primarily applicable at the burner tip and does not represent equivalency at the well head.

The date of this MD&A is April 30, 2004.

Additional information on the Company can be found on the SEDAR website at www.sedar.com.

Paramount is an exploration, development and production company with established operations in Alberta, British Columbia, Saskatchewan, the Northwest Territories, Montana, North Dakota and California. Management’s strategy is to maintain a balanced portfolio of opportunities, to grow reserves and production in the Company’s core areas while maintaining a large inventory of undeveloped acreage, to focus on natural gas as a commodity, and to selectively enter into joint venture agreements for high risk/high return prospects.

REVENUE & PRODUCTION

	Three months ended March 31
Revenue (thousands of dollars)	2004	2003
Natural gas	$83,879	$120,405
Oil and natural gas liquids	21,625	30,527

Petroleum and natural gas revenue	105,504	150,932
Gain (loss) on financial instruments	(6,462)	(29,392)
Other	1,072	1,123

Gross revenue	$100,114	$122,663

Natural gas revenue for the three months ended March 31, 2004 decreased 30 percent to $83.9 million as compared to $120.4 million for the comparable quarter in 2003. The decrease in natural gas revenue results primarily from lower production levels combined with lower natural gas prices received during the quarter. Paramount’s average natural gas sales price before hedging decreased 6 percent to $6.54/Mcf as compared to $6.93/Mcf in the comparable quarter in 2003. Natural gas production volumes for the quarter decreased 27 percent to 141 MMcf/d as compared to 193 MMcf/d for the comparable quarter in the prior year, primarily as a result of the disposition of natural gas assets in Northeast Alberta (the “Trust assets”) to Paramount Energy Trust (the “Trust”) in the first quarter of 2003, as well as other property dispositions during 2003. Total natural gas production volumes remained unchanged at 141 MMcf/d as compared to the fourth quarter of 2003, as production increases in the Kaybob area were offset by a scheduled, maintenance-related facility shut-down in Northwest Alberta and lower natural gas production in Northeast BC. The Company experienced delays in bringing on additional new production at Kaybob due to an early spring break-up; new deliverability in certain fields was also constrained by a lack of capacity at surrounding facilities. Nevertheless, the Company is pleased with the overall results to date of the Kaybob infill drilling program, and expects to further add to production volumes in the area through the remainder of 2004.

Oil and natural gas liquids (“NGL”) revenue during the period decreased 29 percent to $21.6 million as compared to $30.5 million for the comparable quarter in 2003, primarily due to lower production levels combined with lower commodity prices as compared to the first quarter of 2003. Paramount’s average oil and NGL sales price before hedging was $41.87/Bbl for the quarter as compared to $42.98/Bbl in the comparable quarter in 2003. Oil and NGL sales volumes decreased 28 percent to average 5,675 Bbl/d for the quarter as compared to 7,892 Bbl/d for the comparable quarter in 2003, primarily as a result of the sale of Sturgeon Lake and other minor oil properties in 2003, partially offset by new oil production at Cameron Hills. Oil and NGL production volumes for the current quarter were off 3 percent from the 5,877 Bbl/d produced in the fourth quarter of 2003. The decrease is largely attributable to scheduled, maintenance-related plant shut-downs in the Northwest Alberta operating unit.

MARKETING

Paramount’s financial success is contingent upon the growth of reserves and production volumes and the economic environment that creates a demand for natural gas and crude oil. Such growth is a function of the amount of cash flow that can be generated and reinvested into a successful capital expenditure program. To protect cash flow against commodity price volatility, the Company will, from time to time, manage cash flow by utilizing forward commodity price contracts. This risk management program is generally for periods of less than one year and would not exceed 50 percent of Paramount’s average annual production volumes.

At March 31, 2004, Paramount had the following forward commodity price contracts in place:

AECO	Price	Term

10,000 GJ/d	$5.51	April 2004 — October 2004
10,000 GJ/d	$5.55	April 2004 — October 2004
20,000 GJ/d	$5.80	April 2004 — October 2004
10,000 GJ/d	$5.81	April 2004 — October 2004
10,000 GJ/d	$5.86	April 2004 — October 2004
10,000 GJ/d	$5.25-$6.80 collar	April 2004 — October 2004
10,000 GJ/d	$5.25-$6.75 collar	April 2004 — October 2004

WTI

1,000 Bbl/d	US$24.07	May 2002 — April 2004
1,000 Bbl/d	US$25.00-$30.25 collar	January 2004 — December 2004

The Company also has in place foreign exchange forward contracts, which have fixed the exchange rate on US $21.0 million for CDN $30.1 million over the next two years at CDN $1.4337.

On January 1, 2004, the Company adopted the recommendations set out by the Canadian Institute of Chartered Accountants (“CICA”) in Accounting Guideline (“AcG”) 13 — Hedging Relationships and Emerging Issues Committee Abstract 128 — Accounting for Trading, Speculative or Non Trading Derivative Financial Instruments. According to the recommendations, financial instruments that do not qualify as a hedge under AcG 13 or are not designated as a hedge are recorded in the consolidated balance sheet as either an asset or a liability, with changes in fair value recorded in net earnings. The Company has chosen not to designate any of its financial instruments as hedges and, accordingly, has used mark-to-market accounting for these instruments.

As a result of applying these recommendations, the Company recorded deferred financial instrument gains and losses at January 1, 2004 of $3.3 million and $1.8 million, respectively, representing the fair values of financial contracts outstanding at the beginning of the fiscal year. These deferred gains and losses will be recognized in the earnings over the term of the related contracts. Amortization for the three months ended March 31, 2004 totaled $1.0 million for the deferred financial instrument loss and $0.8 million for the deferred financial instrument gain, for a net decrease in earnings before tax of $0.2 million.

In addition, the Company recorded a financial instrument liability at March 31, 2004 with a fair value of $10.0 million, respectively. This amount reflects the unrealized change in fair value of Paramount’s forward contracts during the quarter.

The total loss on financial instruments for the quarter of $6.5 million is comprised of the afore-mentioned mark to market before tax loss on forward contracts of $10.0 million and net amortization expense of $0.2 million, offset by cash gains on financial instruments of $3.7 million related to monthly settlements with counterparties. This represents a 78 percent decrease from the $29.4 million loss on financial instruments incurred in the first quarter of 2003.

	Three months ended March 31
Cash Netbacks Per Unit of Production ($/Boe)	2004	2003
Gross revenue before financial instruments	$40.14	$42.14
Royalties	7.88	8.65
Operating costs	6.96	5.23

Operating netback	25.30	28.26

(Gain) loss on financial instruments(1)	(1.41)	8.15
General and administration(2)	1.98	1.32
Interest(3)	1.54	2.22
Lease rentals	0.46	0.21
Current and Large Corporations tax	0.29	0.15

Cash flow netback	$22.44	$16.21

(1)	Excluding unrealized gains and losses on financial instruments.

(2)	Excluding non-cash general and administrative expenses.

(3)	Excluding non-cash interest expense

ROYALTIES

Royalties, net of ARTC, totaled $20.9 million for the three months ended March 31, 2004, as compared to $31.2 million for the comparable period in 2003, due largely to decreased natural gas revenues. As a percentage of revenue, royalties averaged 19.8 percent in current quarter as compared to 20.7 percent for first quarter of 2003. The decreased rate results from the lower Alberta natural gas reference prices experienced during the current quarter.

OPERATING COSTS

For the three months ended March 31, 2004, operating costs totaled $18.5 million compared to $18.9 million during the same period a year earlier.

On a unit-of-production basis, in comparison to the first quarter of 2003, average operating costs increased 33 percent to $6.96/Boe, as a result of scheduled facility maintenance and repair costs in the Northwest Alberta core area. In 2003, scheduled facility maintenance charges in Northwest Alberta were primarily incurred in the second quarter. As compared to the fourth quarter of 2003, unit operating costs decreased 16 percent. Unit costs for the previous quarter were $8.25/Boe, and were affected by $3.6 million or $1.32/Boe of non-recurring charges, including post-closing adjustments related to the Sturgeon Lake property disposition, as well as expenses stemming from the settlement of a dispute with a facility operator.

GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended March 31
General and Administrative Expenses (thousands of dollars)	2004	2003
General and administrative expenses	$4,884	$4,627
Stock-based compensation expensed	956	141

Total general and administrative expenses	$5,840	$4,768

General and administrative expenses totaled $5.8 million for the three months ended March 31, 2004, as compared to $4.8 million recorded for the same period a year earlier. On a unit-of-production basis, general and administrative expenses before costs associated with stock-based compensation increased to $1.84/Boe as compared to $1.28/Boe for the quarter ended March 31, 2003. Paramount has increased its head-office staffing levels in the past year in order to enable the Company to identify and develop new core areas and build its production portfolio, as well as to ensure compliance with the new corporate and reporting obligations in Canada and the United States. Paramount does not capitalize any general and administrative expenses.

INTEREST EXPENSE

Interest expense totaled $4.3 million, a 46 percent decrease from $8.0 million in the first quarter of 2003. In the comparative quarter, the Company’s average debt level was significantly higher than in 2004, until the disposition of assets to the Trust on March 11, 2003.

DEPLETION AND DEPRECIATION

Depletion and depreciation (“D&D”) expense decreased 10 percent to $42.1 million from $46.9 million for the three months ended March 31, 2003, primarily due to lower production levels, offset by a higher depletion and depreciation rate. On a unit-of-production basis, depletion and depreciation costs increased to $15.87/Boe as compared to $12.99/Boe for the first quarter of 2003, due primarily to the addition of capital costs previously excluded from the depletable base, as well as the addition to capital costs resulting from the implementation of CICA Handbook Section 3110 — Asset Retirement Obligation, described in Note 2 to the unaudited consolidated financial statements. Expired mineral leases included in first quarter D&D expense totaled $2.9 million (2003 — $2.7 million).

Capital costs associated with undeveloped land and exploratory, non-producing petroleum and natural gas properties of $229.6 million are excluded from costs subject to depletion (2003 — $356.2 million).

INCOME TAX

At December 31, 2003, the Company had accumulated tax pools of approximately $495 million, which will be available for deduction in 2004 in accordance with Canadian income tax regulations at varying rates of amortization. Paramount does not expect to pay current income taxes in 2004.

CASH FLOW AND EARNINGS

	Three months ended March 31
(thousands of dollars, except per share amounts)	2004	2003
Cash flow from operations	$59,554	$58,489
Cash flow from operations per share — basic	$1.00	$0.97
— diluted	$0.99	$0.97

Net earnings	$3,179	$314
Earnings per share — basic	$0.05	$0.01
— diluted	$0.05	$0.01

Cash flow from operations totaled $59.6 million, representing a 2 percent increase from the $58.5 million reported for the corresponding period in 2003. The increase is due to reduced interest costs as a result of lower average debt levels, offset by lower net revenues.

Net earnings for the three months ended March 31, 2004 totaled $3.2 million compared to $0.3 million reported for the same period a year earlier. The increase in earnings is a result of lower depletion and depreciation expenses, as well as a future tax recovery of $5.2 million attributed to a 1 percent reduction in Alberta income tax rates, mitigated partially by lower net revenues. Paramount also incurred a non-cash unrealized foreign exchange loss on US debt of $2.6 million in the current quarter.

QUARTERLY INFORMATION

	Three months ended
(thousands of dollars, except per share amounts)	Mar 31, 2004	Dec 31, 2003	Sep 30, 2003	Jun 30, 2003
Net revenues	$79,179	$77,697	$66,004	$65,127
Net earnings (loss)	$3,173	$11,296	$(7,851)	$(1,436)
Net earnings (loss) per share — basic	$0.05	$0.18	$(0.13)	$(0.02)
— diluted	$0.05	$0.18	$(0.13)	$(0.02)

	Three months ended
(thousands of dollars, except per share amounts)	Mar 31, 2003	Dec 31, 2002	Sep 30, 2002	Jun 30, 2002
Net revenues	$91,446	$110,180	$95,780	$110,206
Net earnings (loss)	$314	$(41,399)	$6,180	$26,614
Net earnings (loss) per share — basic	$0.01	$(0.70)	$0.10	$0.45
— diluted	$0.01	$(0.70)	$0.10	$0.44

Quarterly net revenues in 2004 and 2003, as compared to 2002 quarters, reflect lower production volumes as a result of the disposition of the Trust assets in the first quarter of 2003, partially offset by generally higher commodity prices. 2003 quarterly earnings have been adjusted to give effect to the retroactive application of the new Canadian Institute of Chartered Accountants Handbook Section 3110 — Asset Retirement Obligation, which is described in Note 2 to the unaudited consolidated financial statements.

The net loss of $41.4 million in the fourth quarter of 2002 is primarily due to dry hole costs and impairment charges on non-core properties recorded in the quarter.

Net earnings of $26.6 million for the three months ended June 30, 2002 include Surmont compensation received of $38.0 million and a gain on sale of the investment in Peyto Exploration of $24.5 million, mitigated partially by a write-down of US petroleum and natural gas properties of $40.0 million.

CAPITAL EXPENDITURES

	Three months ended March 31
	2004		2003
Wells Drilled	Gross(1)	Net(2)	Gross(1)	Net(2)
Natural Gas	81	59	67	48
Oil	4	4	5	5
Oil sands evaluation	17	17	—	—
Dry	4	2	5	4

Total	106	82	77	57

(1)	“Gross” wells means the number of wells in which Paramount has a working interest.

(2)	“Net” wells means the aggregate number of wells obtained by multiplying each gross well by Paramount’s percentage working interest therein.

During the three months ended March 31, 2004, Paramount participated in the drilling of 106 gross wells (82 net), compared to 77 gross wells (57 net) during the same period in 2004. Drilling activity for the quarter was concentrated in Kaybob (25 gross wells, 18 net, 92 percent net success rate) and Grande Prairie (22 gross wells, 21 net, 95 percent net success rate), as well as in Paramount’s bitumen leases in Northeast Alberta.

	Three months ended March 31
Capital Expenditures (thousands of dollars)	2004	2003
Land	$6,722	$2,206
Geological and geophysical	3,992	748
Drilling	70,200	39,307
Production equipment and facilities	30,855	10,148

Exploration and development expenditures	$111,769	$52,409
Proceeds received on property dispositions	(3,165)	(271,668)
Other	226	275

Net capital expenditures	$108,830	$(218,984)

For the three months ended March 31, 2004, exploration and development expenditures totaled $111.8 million, as compared to $52.4 million for the comparable quarter in 2003. Higher capital expenditures are due to a larger number of net wells drilled in the current quarter, and were enabled by increased financial flexibility as a result of the US debt issued in October 2003. Capital additions for the quarter were concentrated in the Kaybob and Grande Prairie core areas.

Property dispositions in 2003 include the disposition of the Trust assets for net consideration of $246.4 million.

DEFERRED REVENUE

During the first quarter of 2004, Paramount recognized in revenue $4.0 million of deferred revenue related to the early settlement of natural gas hedging contracts, as compared to $2.5 million for the comparable period in the prior year. In accordance with AcG 13, the Company will continue to defer gains or losses arising from the early termination of contracts for which hedge accounting is used and amortize the balances over the life of the initial contract.

LIQUIDITY AND CAPITAL RESOURCES

Debt

The Company issued U.S. $175 million of 7 7/8 percent Senior Notes due 2010 on October 27, 2003. Interest on the notes is payable semi-annually, beginning in 2004. The Company may redeem some or all of the notes at any time after November 1, 2007 at redemption prices ranging from 100 percent to 103.938 percent of the principal amount, plus accrued and unpaid interest to the redemption date, depending on the year in which the notes are redeemed. In addition, the Company may redeem up to 35 percent of the notes prior to November 1, 2006 at 107.875 percent of the principal amount, plus accrued interest to the redemption date, using the proceeds of certain equity offerings. The notes are unsecured and rank equally with all of the Company’s existing and future senior unsecured indebtedness.

The Company has a $203 million committed revolving/non-revolving term facility with a syndicate of Canadian chartered banks. Borrowings under the facility bear interest at the lender’s prime rate, bankers’ acceptance or LIBOR rates plus an applicable margin, dependent on certain conditions. The revolving nature of the facility is due to expire on March 31, 2005. The Company may request an extension on the revolving credit facility of up to 364 days, subject to the approval of the lenders. To the extent that any lenders participating in the syndicate do not approve the 364-day extension, the amount due to those lenders will convert to a one-year non-revolving term loan with principal due in full on March 31, 2006. Advances drawn on the facility are secured by a fixed charge over the assets of the Company.

The Company has an office building which was acquired as a result of the acquisition of Summit Resources Limited. The building is mortgaged at an interest rate of 6.15 percent over a term of 5 years ending December 31, 2007.

Long-term debt, including current portion, increased to $346.4 million at March 31, 2004, compared to $298.6 million at December 31, 2003, primarily as a result of capital expenditures in the period of $111.8 million, or $52.8 million in excess of cash flow for the quarter. Paramount’s capital program is generally at its highest level during the first three months of the year, as certain of the Company’s core areas are only accessible during the winter months. For the remainder of 2004, Paramount expects that cash flow from operations will exceed capital expenditures.

The Company’s working capital deficiency at March 31, 2004, excluding the current portion of long-term debt, was $36.5 million (December 31, 2003 — $9.1 million). Paramount will likely continue to show a working capital deficiency on its balance sheet, as receivables related to petroleum and natural gas sales are collected in 30 days, whereas joint venture partners and suppliers are typically paid on 60 day terms.

Share Capital

During the quarter 146,250 stock options were exercised for cash consideration of $0.4 million; this amount was charged to general and administrative expenses.

Pursuant to its Normal Course Issuer Bid, Paramount repurchased 803,700 common shares for cancellation in the first quarter of 2004 at an average price of $11.07 per common share. Subsequent to March 31, 2004, the Company repurchased an additional 825,800 common shares at an average price of $12.72 per common share. Common shares outstanding at April 30, 2004 totaled 58,465,100.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has a 99 percent interest in a drilling partnership, which has a long-term operating lease on two drilling rigs operating in western Canada. The Company entered into the partnership in order to secure access to drilling rigs during peak demand periods.

Paramount’s share of net operating income from the partnership amounted to $0.2 million in the first three months of 2004 (2003 — $0.5 million), which has been recorded in Paramount’s consolidated statement of earnings.

RELATED PARTY TRANSACTIONS

In the first quarter of 2003, the Company transferred certain natural gas assets in Northeast Alberta to the Trust, a related party. The transaction is described in Note 3 to the consolidated financial statements.

RISKS AND UNCERTAINTIES

Companies involved in the exploration for and production of oil and natural gas face a number of risks and uncertainties inherent in the industry. The Company’s performance is influenced by commodity pricing, transportation and marketing constraints and government regulation and taxation.

Natural gas prices are influenced by the North American supply and demand balance as well as transportation capacity constraints. Seasonal changes in demand, which are largely influenced by weather patterns, also affect the price of natural gas.

Stability in natural gas pricing is available through the use of short and long-term contract arrangements. Paramount utilizes a combination of these types of contracts, as well as spot markets, in its natural gas pricing strategy. As the majority of the Company’s natural gas sales are priced to US markets, the Canada/US exchange rate can strongly affect revenue.

Oil prices are influenced by global supply and demand conditions as well as by worldwide political events. As the price of oil in Canada is based on a US benchmark price, variations in the Canada/US exchange rate further affect the price received by Paramount for its oil.

The Company’s access to oil and natural gas sales markets is restricted, at times, by pipeline capacity. In addition, it is also affected by the proximity of pipelines and availability of processing equipment. Paramount intends to control as much of its marketing and transportation activities as possible in order to minimize any negative impact from these external factors.

The oil and gas industry is subject to extensive controls, regulatory policies and income taxes imposed by the various levels of government. These controls and policies, as well as income tax laws and regulations, are amended from time to time. The Company has no control over government intervention or taxation levels in the oil and gas industry; however, it operates in a manner intended to ensure that it is in compliance with all regulations and is able to respond to changes as they occur.

Paramount’s operations are subject to the risks normally associated with the oil and gas industry including hazards such as unusual or unexpected geological formations, high reservoir pressures and other conditions involved in drilling and operating wells. The Company attempts to minimize these risks using prudent safety programs and risk management, including insurance coverage against potential losses.

The Company recognizes that the industry is faced with an increasing awareness with respect to the environmental impact of oil and gas operations. Paramount has reviewed the environmental risks to which it is exposed and has determined that there is no current material impact on the Company’s operations; however, the cost of complying with environmental regulations is increasing. Paramount intends to ensure continued compliance with environmental legislation.

CRITICAL ACCOUNTING ESTIMATES

The MD&A is based on the Company’s consolidated financial statements, which have been prepared in Canadian dollars in accordance with GAAP. The application of GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Paramount bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions.

The following is a discussion of the critical accounting estimates that are inherent in the preparation of the Company’s consolidated financial statements and notes thereto.

Accounting for Petroleum and Natural Gas Operations

Under the successful efforts method of accounting, the Company capitalizes only those costs that result directly in the discovery of petroleum and natural gas reserves, including acquisitions, successful exploratory wells, development costs and the costs of support equipment and facilities. Exploration expenditures, including geological and geophysical costs, lease rentals, and exploratory dry holes are charged to earnings in the period incurred. Certain costs of exploratory wells are capitalized pending determination that proved reserves have been found. Such determination is dependent upon, among other things, the results of planned additional wells and the cost of required capital expenditures to produce the reserves found.

The application of the successful efforts method of accounting requires management’s judgment to determine the proper designation of wells as either developmental or exploratory, which will ultimately determine the proper accounting treatment of the costs incurred. The results of a drilling operation can take considerable time to analyze, and the determination that proved reserves have been discovered requires both judgment and application of industry experience. The evaluation of petroleum and natural gas leasehold acquisition costs requires management’s judgment to evaluate the fair value of exploratory costs related to drilling activity in a given area.

Reserve Estimates

Estimates of the Company’s reserves included in its consolidated financial statements are prepared in accordance with guidelines established by the Alberta Securities Commission. Reserve engineering is a subjective process of estimating underground accumulations of petroleum and natural gas that cannot be measured in an exact manner. The process relies on interpretations of available geological, geophysical, engineering and production data. The accuracy of a reserve estimate is a function of the quality and quantity of available data, the interpretation of that data, the accuracy of various mandated economic assumptions and the judgment of the persons preparing the estimate.

Paramount’s reserve information is based on estimates prepared by its independent petroleum consultants. Estimates prepared by others may be different than these estimates. Because these estimates depend on many assumptions, all of which may differ from actual results, reserve estimates may be different from the quantities of petroleum and natural gas that are ultimately recovered. In addition, the results of drilling, testing and production after the date of an estimate may justify revisions to the estimate.

The present value of future net revenues should not be assumed to be the current market value of the Company’s estimated reserves. Actual future prices, costs and reserves may be materially higher or lower than the prices, costs and reserves used for the future net revenue calculations.

The estimates of reserves impact depletion, dry hole expenses and asset retirement obligation. If reserve estimates decline, the rate at which the Company records depletion increases, reducing net earnings. In addition, changes in reserve estimates may impact the outcome of Paramount’s assessment of its petroleum and natural gas properties for impairment.

Impairment of Petroleum and Natural Gas Properties

The Company reviews its proved properties for impairment annually on a field basis. For each field, an impairment provision is recorded whenever events or circumstances indicate that the carrying value of those properties may not be recoverable. The impairment provision is based on the excess of carrying value over fair value. Fair value is defined as the present value of the estimated future net revenues from production of total proved and probable petroleum and natural gas reserves, as estimated by the Company on the balance sheet date. Reserve estimates, as well as estimates for petroleum and natural gas prices and production costs may change, and there can be no assurance that impairment provisions will not be required in the future.

Unproved leasehold costs and exploratory drilling in progress are capitalized and reviewed periodically for impairment. Costs related to impaired prospects or unsuccessful exploratory drilling are charged to earnings. Acquisition costs for leases that are not individually significant are charged to earnings as the related leases expire. Further impairment expense could result if petroleum and natural gas prices decline in the future of if negative reserve revisions are recorded, as it may be no longer economic to develop certain unproved properties. Management’s assessment of, among other things, the results of exploration activities, commodity price outlooks and planned future development and sales impacts the amount and timing of impairment provisions.

Asset Retirement Obligation

The asset retirement obligation recorded in the consolidated financial statements is based on an estimate of the fair value of the total costs for future site restoration and abandonment of the Company’s petroleum and natural gas properties. This estimate is based on management’s analysis of production structure, reservoir characteristics and depth, market demand for equipment, currently available procedures, the timing of asset retirement expenditures and discussions with construction and engineering consultants. Estimating these future costs requires management to make estimates and judgments that are subject to future revisions based on numerous factors, including changing technology and political and regulatory environments.

Income Taxes

The Company records future tax assets and liabilities to account for the expected future tax consequences of events that have been recorded in its consolidated financial statements and its tax returns. These amounts are estimates; the actual tax consequences may differ from the estimates due to changing tax rates and regimes, as well as changing estimates of cash flows and capital expenditures in current and future periods. Paramount periodically assesses the realizability of its future tax assets. If Paramount concludes that it is more likely than not that some portion or all of the future tax assets will not be realized, the tax asset would be reduced by a valuation allowance.

RECENT ACCOUNTING PRONOUNCEMENTS

Variable Interest Entities

The CICA recently issued a draft of Accounting Guideline 15 — Consolidation of Variable Interest Entities. The guideline requires the consolidation of entities in which an enterprise absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Currently, entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity. The guideline applies to annual and interim periods beginning on or after November 1, 2004. The Company does not expect the implementation of this guideline to have a material impact on its consolidated financial statements.